January 8, 2026

Jack Mallers
Chief Executive Officer
Twenty One Capital, Inc.
111 Congress Avenue, Suite 500
Austin, Texas 78701

       Re: Twenty One Capital, Inc.
           Registration Statement on Form S-1
           Filed January 5, 2026
           File No. 333-292584
Dear Jack Mallers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets